

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2011

Carlos Augusto Lira Aguiar
Chief Executive Officer
Fibria Celulose S.A.
Alameda Santos, 1357, 8° andar
01419-908, São Paulo, SP, Brazil

    **Re:   Fibria Celulose S.A.**
             **Form 20-F for Fiscal Year Ended December 31, 2009**
             **Filed April 30, 2010**
             **File No. 001-15018**

Dear Mr. Aguiar:

       We have completed our review of your filings and do not have any further comments at this time.

                     Sincerely,

                     /s/ Pamela Howell
                     for

                     John Reynolds
                     Assistant Director